JAMIN PATRICK BUTLER

PROFESSIONAL SUMMARY

My mission is to succeed at creating opportunities & building generational wealth for underserved communities. At all times, I strive to provide leadership and a consistent focus on the development and implementation of solutions to increase accuracy and efficiency of business processes. I promote an inclusive environment that allows all team and community members an opportunity to learn and grow within their respective roles so that they are prepared to take on future leadership positions. Throughout my career and education I have consistently undertaken projects as if they are a campaign – an approach that requires energy, effective communication, creativity, determination, and most importantly teamwork. In 2018, my lifelong friends and I launched "The Black Coffee Company." We sell the freshest organic coffee beans and #BlackCoffee branded merchandise so that we can create resources and opportunities for our communities.

EXPERIENCE

The Black Coffee Company Nationwide, USA
CEO & Co-founder **February 2018 – Present**
- Develop relationships with business, government, NGOs, and strategic partners that lead to increased sales & customer acquisition
- Leads branding strategies & marketing communications, analyzes trends and market disruptions while searching for emerging business development opportunities & innovations.
- Effectively manages more than 20 team members across 5 states developing a unique culture focused on a shared vision that encourages imagination
- Spearhead year over year revenue growth to mid 6 figures by partnering with the CFO to implement policies and plans that engage our team members and partners.
- Served as project lead for the buildout and launch of our first brick & mortar coffee shop, Black Coffee Atlanta
- Launched the newly created "Black Coffee C.E.E.D Foundation" including the establishment of our initial board of directors

Office of the Provost, California State University Dominguez Hills Carson, CA
Senior Analyst, Academic Resource Reporting **September 2017 – Present**
- Serve as the project lead submitting Academic Planning Data Base (APDB) reports to the Office of the Chancellor, identifying & correcting errors in the data, while recommending process improvements that lead to more accurate and unified data reporting procedures across campus which provides additional transparency
- Advise the office of University Effectiveness Planning & Analytics, Provost, and Academic Colleges on current and emerging campus business practices for gathering and evaluating information about academic resource allocation in order to optimize investments and enhance student success
- Work collaboratively across campus with associate deans, college resource managers, schedulers and academic affairs office personnel, to understand needs and resource requests in order to develop recommendations
- Provide strategic support to multiple campus offices, centers and committees including University Effectiveness Planning and Analytics (UEAP), Academic Advising, Toro Learning and Testing Center, Gender Equity taskforce, Student Success Collaborative (EAB), Male Success Alliance, and the Breakthrough Scholars awards program

CalStateTEACH, Office of the Chancellor, California State University Los Angeles, CA
Systemwide Program Analyst **October 2014 – April 2018**
- Manage all fiscal operations of a budget of over $1.3 million, comprised of two funds and multiple grants within both the Foundation and State financial systems using CMS PeopleSoft
- Responsible for maintaining all financial data, reports, transactions, and records including all disbursements, receipting, depositing, recording, reconciling, and reporting activities necessary to provide accurate financial data. Coordinate and monitor all vendor contracts with Pearson, Apple, CSU San Marcos, Elavon and Zoom
- Manage all student information systems while providing enrollment management and projections,
- Trained, supervised, and evaluated program assistants while indirectly supervises four full-time employees, in addition to preparing position descriptions and recruitment requisition forms for submission to Human Resources
- Organize and coordinate the annual statewide conferences, collaborating with both internal and external stakeholders from across the CSU system on a series of professional development seminars and meetings.

CalStateTEACH, Southern California Region, CSULA   Los Angeles, CA
Program Coordinator   September 2013 – October 2014
- Maintained complex academic and financial databases, the office budget files, including; reconciling payroll reports to the operating fund management report, tracked and recorded the monthly faculty and staff salary benefits
- Supported Title IX processes, managed student tracking database, outreach activities, post meeting announcements, and tracked RSVPs; followed all university policies, procedures, and guidelines
- Worked in tandem with the Regional Director, Program Partners, Vendors, and CSU stakeholders to oversee marketing and advertising initiatives Coordinated and organized the 2013-2014 Teacher Excellence Institutes
- Managed office staff in the absence of the program director

Butler & Associates   Los Angeles, CA
Business Consultant   May 2011- September 2014
- Sole proprietorship consulting firm tasked with providing consulting services, to a wide range of community based small businesses, including; creating and Maintaining Websites, Business Plans, Outreach and Community Advocacy Campaigns, Marketing Plans, and Financial Analysis
- Created marketing strategies, designed and managed digital promotional campaigns for a Public Water Association, that increased annual membership by over 20% by leveraging my expertise in administrative survey techniques, operations and systems analysis, statistical and research methods, and the ability to interpret the results for organizational growth
- Partnered with a Boutique Wedding & Event Planning firm in order to growth revenues and develop new strategies for targeting increase the customer bases utilizing Google Documents, Wix, Google Analytics, and Survey Monkey

Gallup Consulting   Irvine, CA
Client Development Consultant   Dec 2011-September 2012
- Led Change Management and Action Planning Sessions for 100 leaders and 50 managers across a fortune 500 medical device manufacturer, including qualitative and quantitative studies of frontline employees
- Completed engagement coaching and crisis intervention strategies for leaders to improve their employee and customer engagement levels which resulted in significant cost savings, and a 50% decrease in employee turnover
- Developed actionable change management plan for relationship managers within the institutional retirement trust division of a top 10 banking intuition

Freeman Consulting Groups   New Orleans, LA
Consultant   October 2009-May 2011
- Project manager for a team of graduate students tasked with recommended plans to advisory board for implementation in ongoing site development in addition to creating an marketing and communication strategy for the Louisiana Children's Museum transition into the "New Orleans Early Learning Village" opened in 2014
- Collected market research data and evidence, analyzed the data and used results to inform and improve practices in order to allocate resources effectively
- Developed customer service standards, communicated with student clubs and organizations, facilitated community building programs, and educational partnerships, including budget development and oversight
- Established workload priorities, created, compiled and maintained statistical reports using SPSS software

EDUCATION

Tulane University, Freeman School of Business   New Orleans, LA
Master of Business Administration   August 2009 – May 2011
- Concentration: Consumer Behavior | Strategy | International Business
- Key Coursework: Management Consulting, Leadership & Ethics, Brand Promotion Strategies, M&A Strategy
- Recipient: TABA Community Service Award | Morton A. Aldrich Fellowship

Xavier University of Louisiana   New Orleans, LA
Bachelor of Science   August 2000 – December 2004
- Major: Business Administration | Marketing
- Recipient: UNCF Toyota Motors Scholarship (2000-2004)

Leonard E. Lightfoot, Ph.D.



SUMMARY OF SKILLS

Experience with working with senior level officials across the Department of Defense. More than 15 years of professional technical research experience in the areas of wireless communications, cyber security, electronic warfare, and radar systems. Over 20 years experience mentoring, tutoring, and coaching students (kindergarten - university). Team player with strong leadership and communication skills.

EDUCATION

Ph.D. Electrical Engineering,   **March 2010**
Michigan State University (MSU), East Lansing, MI
Dissertation Title: "Space-Time Coding and Its Applications in Efficient and Jamming-Resistant Wireless Communications"

M.S. Electrical Engineering,   **Dec. 2006**
Michigan State University (MSU), East Lansing, MI
Thesis: "Energy Efficient Link-Layer Security Protocol for Wireless Sensor Networks"

B.S. Computer Engineering,   **May 2004**
Minor: Mathematics and Physics
Xavier University of Louisiana (XULA), New Orleans, LA

PROFESSIONAL EXPERIENCES

Chief Financial Officer   02/01/2018 - present
The Black Coffee Company, Atlanta, GA
- Collaborate with CEO and leadership team to establish strategic direction for The Black Coffee Company.
- Manage the budget, record keeping, and payroll, and track cash flow.
- Mentor team members.

Senior Program Manager   08/28/2022 - present
Department of Defense, Chantilly, VA
- Program manager for advanced science and technology research programs.

***Se*nior Plans and Programs Engineer** (DR-0801-III), 40 hours/week,   09/02/2018- 08/27/2022
Air Force Office of the Deputy Assistant Secretary (Science, Technology and Engineering) (SAF/AQRT), Pentagon, Arlington, VA
Dr. Darrell Marchant (571) 256-0317; Ms. Vanessa McGriff (937) 751-4551
- Program Element Monitor (PEM) for Department of the Air Force Sensors Science & Technology (S&T) Portfolio (~$300 Million) and Combat Identification Technology Portfolio (~$25 Million).
- Develop Department of Air Force budgetary (~$325 million) research documents (R-Docs) to inform/advocate Air Force Budget position to Congressional Professional Staff Members (PSMs).
- Technical lead for microelectronics, cognitive electromagnetic warfare (EW), positioning, navigation, and timing (PNT), and intelligence, surveillance, and reconnaissance (ISR) technical focus areas.
- Collaborate with Air Force Acquisition, Air Force Research Lab (AFRL), AFWERX, and Air Force Futures, to shape and implement Air Force S&T strategy by matching requirements, scientific research and development against future budget planning, and development.

Senior Research Electronics Engineer (DR-0855-III), 40 hours/week, 05/28/2017 – 09/01/2018
Air Force Research Laboratory, Sensors Directorate (RYWD), Wright-Patterson AFB, OH
Mr. Juan Carbonell (937) 713-8141
- Technical lead for cross-disciplinary team (6 person) to develop cognitive electronic warfare capability ($12 million).
- Principal investigator ($5 million) for the Collaborative Electronic Attack and Cyber Effects (CEACE) research program to develop cyber/electronic warfare capability.
- Technical strategic consultant to align research portfolio to vision and mission of Sensors Directorate and Air Force.

Executive Assistant to Director (DR-0801-II), 40 hours/week,   02/07/2016 – 05/27/2017
Air Force Research Laboratory, Sensors Directorate (RY), Wright-Patterson AFB, OH
Ms. Ruth Moser, SES (937) 713-8830
- Worked hand-and-hand with Director to efficiently execute duties and lead Sensors Directorate ($300 million annual budget, ~1200 personnel), which resulted in increased partnerships with industry, academia and technical directorates, alignment of technical portfolio to Air Force capability gaps, and improved contracting strategies to increase small business opportunities.
- Collaborated with Senior Executive Service (SES) staff to develop strategy-to-tasks plans for autonomous multi-domain sensing, resilient positioning, navigation & timing (PNT), and electronic warfare capabilities for the Air Force.
- Led the development of the Corporate Investment Strategy for the Sensors Directorate, which provided guidance to the workforce on the research priorities to effectively respond to the science and technology (S&T) challenges facing the Air Force.
- Developed bullet background papers, briefings, reports, and speeches for SES Leadership.

Research Electronics Engineer (DR-0855-II), 40 hours/week, 10/20/2013 –02/06/2016
Air Force Research Laboratory, Sensors Directorate (RYWD), Wright-Patterson AFB, OH
Mr. Juan Carbonell (937) 713-8141
- Led the development of a successful novel proof-of-concept cyber and electronic warfare capability.
- Lead researcher in the development of new operational concepts and technical requirements for autonomous and synchronous spectrum warfare with distributed unmanned air systems.
- Researched utilizing existing radio frequency emissions from expendable assets to obtain sensing data in an anti-access, area denial environment.
- Researched and identified enabling technologies and research areas to develop technical roadmap for closed-loop electronic warfare.

Research Electronics Engineer (DR-0855-II), 40 hours/week,   06/28/2010 – 10/19/2013
Air Force Research Laboratory, Sensors Directorate (RYWC), Wright-Patterson AFB, OH
Mr. Juan Carbonell (937) 713-8141
- Researched existing and new threat mitigation techniques to enhance mission assurance of distributed sensing systems architectures.
- Researched and developed techniques to mitigate disruption vulnerabilities in radio frequency medium access control protocols to enhance cyber-assisted electronic warfare.
- Proposed and secured research funds through AFRL/RY Entrepreneurial Research Funds to developed frequency agile wireless communication techniques for wireless sensor networks.
- Reviewed and evaluated proposes for DARPA and SBIR efforts in the research area of network security, and resilient cloud computing.

Research Assistant, 40 hours/week,   08/01/2004 – 05/15/2010
Broadband Access Wireless Communication Research Lab, Michigan State University
- Designed security enhancement techniques for Physical-layer communication system.
- Analyzed quasi-orthogonal space-time block codes in partial-band noise jamming.
- Developed a spectrally efficient Alamouti space-time scheme.
- Analyzed the capacity of multiple-input, multiple-output (MIMO) system under hostile jamming.

- Developed a spectrally efficient space-time coded collision-free frequency hopping system based on the orthogonal frequency division multiplexing (OFDM) framework to make full use of the radio spectrum.
- Developed and simulated an energy efficient security protocol for wireless sensor networks with an emphasis on node authentication, integrity and confidentiality.

PATENTS

1. R. Cooper and **L. E. Lightfoot** "Product Distribution Modeling Method for Sets of Linear Systems", April 03, 2018, U.S. Patent No. 9,935,724.

AWARDS

Air Force Research Laboratory (AFRL) Sensors Directorate Civilian Category III of the Quarter Award (2020)

Parity Inc., Top Ten African American Male Award (2016)

Xavier University of Louisiana's Distinguished Alumni - 40 Under 40 Award (2015)

Leadership Award, Air Force Research Lab, Sensors Directorate (2013)

Black Engineer of the Year Award (BEYA) Modern Day Technology Leader (2012)

Incentive Award from Air Force Research Lab, Sensors Directorate Director (2012, 2016, 2017)

Incentive Award from Air Force Research Lab, Sensors Directorate Branch Chief (2014, 2012, 2010, 2017, 2018, 2019, 2020, 2021)

Air Force Research Laboratory - Entrepreneurial Research Funds (2011, 2013)

PROFESSIONAL ASSOCIATIONS

President, National Society of Black Engineers - Dayton Professionals (2012-2014)

President, Air Force Research Laboratory, Sensors Directorate Junior Force Council (2011-2013)

Vice President, National Society of Black Engineers - Dayton Professionals (2011-2012)

Member, Institute of Electrical and Electronics Engineers (IEEE) (2006-present)

Member, Affiliate Societies Council (2010-present)

PUBLICATIONS

Journal Papers

1. M. Abdelhakim, **L. E. Lightfoot**, J. Ren, and T. Li, "Distributed Detection in Mobile Access Wireless Sensor Networks Under Byzantine Attacks", IEEE Transactions on Parallel and Distributed Systems, April 2014.
2. **L. E. Lightfoot**, L. Zhang, J. Ren and T. Li, "Secure Collision-Free Frequency Hopping for OFDMA Based Wireless Networks", EURASIP Journal on Advances in Signal Processing, August 2009.

Conference Papers

1. W. Chen, L. Hong, S. Bhattarai, T. Sanchez, E. Ljieh, S. Severyn, **L. E. Lightfoot**, "Joint Cooperative Protocols and Distributed Beamforming Design with Efficient Secondary User Selection for Multi-hop Cognitive Radio Networks", IEEE International Parallel and Distributed Processing Symposium Workshop (IPDPSW), May 2018.
2. M. Abdelhakim, **L. E. Lightfoot**, J. Ren, and T. Li, "Reliable Communications over Multihop Networks Under Routing Attacks", IEEE Global Communications Conference (GLOBECOM), San Diego, CA, December 2015.
3. **L. E. Lightfoot**, C. Badenhop, and J. A. Glett, "An Electronic Warfare – Cyber Technique", Defense Technical Information Center (DTIC), 2014.
4. M. Abdelhakim, **L. E. Lightfoot**, J. Ren, and T. Li, "Architecture Design of Mobile Access Coordinated Wireless Sensor Networks", IEEE International Conference on Communications (ICC), Budapest, Hungary, June 2013.
5. **L. E. Lightfoot**, E. Laubie, "Channel Characterization and Throughput Tradeoff for Wireless

Sensor Networks", IEEE Military Communication (MILCOM) Conference, Orlando, FL, October 2012.

6. M. Abdelhakim, **L. E. Lightfoot**, T. Li, "Reliable Data Fusion in Wireless Sensor Networks Under Byzantine Attacks", IEEE Military Communication (MILCOM) Conference, Baltimore, MD, November 2011.

7. **L. E. Lightfoot**, E. Laubie, J. Natarian, "The Effects of Synthetically Augmented Training Data on Parameter Tuning for Anomaly Detection Algorithms", SPIE Conference of Defense Transformation and Net-Centric Systems, Orlando, FL, April 2011.

8. **L. E. Lightfoot,** L. Zhang, and T. Li, "Performance of QO-STBC-OFDM in Partial-Band Noise Jamming", Conference on Information Sciences and Systems (CISS), Princeton, NJ, March 2010.

9. H. Wang, **L. E. Lightfoot**, and T. Li, "On PHY-layer Security of Cognitive Radio: Collaborative Sensing under Malicious Attacks", Conference on Information Sciences and Systems (CISS), Princeton, NJ, March 2010.

10. **L. E. Lightfoot**, L. Zhang, J. Ren and T. Li, "Jamming-Resilient Subcarrier Assignment for OFDMA Based Space-Time Coded Systems", IEEE Electro/Information Technology (EIT) Conference, Windsor, Canada, June 2009.

11. **L. E. Lightfoot** and T. Li, "Jamming Mitigation Using Space-Time Coded Collision-Free Frequency Hopping", IEEE International Conference on Acoustics, Speech, and Signal Processing (ICASSP), Taipei, Taiwan, April 2009.

12. **L. E. Lightfoot,** L. Zhang and T. Li, "Space-Time Coded Collision-Free Frequency Hopping In Hostile Jamming", IEEE Military Communication (MILCOM) Conference, San Diego, CA, November 2008.

13. **L. E. Lightfoot,** J. Ren and T. Li, "An Energy Efficient Link-Layer Security Protocol for Wireless Sensor Networks", IEEE Electro/Information Technology (EIT) Conference, Chicago, IL, May 2007.



Education
University of Phoenix, Diamond Bar, CA
Bachelor of Science in Accounting, 2018

Skills

Microsoft PowerPoint	Microsoft Excel	Resource Allocation	Strong Math Skills
Microsoft Word	Project Management	Research and Development	Strong Communication
Microsoft Outlook	Budgeting	Time Management	Strong Writing Skills

Experience

Management Assistant/Customer Service Representative/October 2016 – Present/LADWP
- Create hiring packages for position openings within departments
- Process Supplemental Paid Sick Leave requests for Power divisions
- Communicate and interact with other Departmental divisions
- Create and maintain COVID-19 estimate and actual costs reports
- Provide explanation and educate customers on billing inquiries
- Create appointments for starting and stopping utility services
- Validate customer information using Experian for deposit and verification purposes
- Verify and research customer payments
- Provided resolution for customer emails as a member of the E-Team from April 2019 – April 2022

Customer Service Representative III/May 2015 – October 2016/City of Long Beach Gas & Oil
- Utilize computer programs for account verification
- Validate customer information using Equifax for verification
- Create and maintain new and existing residential and commercial accounts
- Verify and research payments
- Communicate between departments for customer inquiries
- Set up customer appointments
- Partner with supervisors and leads for updating policies and procedures

Sales Floor Team Leader/August 2010 – September 2014/Target Corporation/Azusa, CA
- Train new employees on merchandising and operational processes
- Delegate tasks and activities to team members throughout the store
- Create and lead projects to improve the productivity and performance of the store
- Partner with other team leaders to maintain execution and completion of projects
- Implement strategies and innovative ideas for improving sales and store metrics
- Manage Target-brand presentation of the entire store
- Manage a team of 20 team members
- Work to attain maximum profits, sales, return on investment and customer service
- Uphold the quality and productivity of every aspect of the store
- Direct all merchandising and operational functions
- Act as leader on duty for responding to guest and team member concerns

Christopher J. Bolden

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A **Mobile Expert** with extensive experience in Telecommunications, Managing, Sales and Customer Service. I have a proven track-record of accomplishments, and I am a highly effective communicator with great people skills along with strong leadership, problem solving and decision-making abilities.

Education:

- **Xavier University of Louisiana**- 1 Drexel Dr, New Orleans LA 70125
  Graduated May 2005
  - o Bachelor's Degree in Political Science
  - o GPA- 3.5

- **Valley High School**- 6300 Ehrhardt Ave, Sacramento CA 95823
  Graduated May 2000
  - o International Baccalaureate Program Graduate
  - o GPA- 3.4

Employment

- **Global Healthcare Exchange**   **03/2020-Present**
  - o Managed Services Analyst   **Atlanta, GA**
    - ▪ *Project Management*
    - ▪ *Call suppliers on behalf of our customers to obtain purchase order acknowledgment*
    - ▪ *Enter purchase order acknowledgments into GHX's Order Center via WebDirect*
    - ▪ *Collect supplier account information and update GHX's Registration Center*
    - ▪ *Communicate any process issues and improvements to Customer Success Managers*
    - ▪ *Proactively review and update Salesforce and MyExchange for accuracy*

- ▪ *Work with Managed Services Team to ensure effective delivery and adoption of solutions*
- ▪ *Provide market feedback on current solution capabilities*
- ▪ *Document all necessary facts and communications in Salesforce and MyExchange*

- **T-Mobile** **01/2006-03/2020**
  - o Customer Success Manager
  - o Customer Service Representative
  - o Mobile Expert **Atlanta, GA**
    - ▪ *Manage my peers to resolve customer concerns, meet customer's needs, sale products and services, all while providing world class customer service*
    - ▪ *Support customers by providing helpful information, answering questions and responding to complaints by phone and in person*
    - ▪ *Process orders, forms, applications and requests using phones, Salesforce, Microsoft Office and email*
    - ▪ *Received customer advocate medal for consistently providing excellent customer service*

- **Sears** **12/2004-12/2005**
  - o Sales Representative **New Orleans, LA**
    - ▪ *Assisted customers with sales transactions by answering questions about products, services and merchandise*
    - ▪ *Delivered a positive customer shopping experience by providing excellent customer service*
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- **Finish Line** **11/2003- 12/2004**
  - o Sales Associate **New Orleans, LA**
    - ▪ *Top Performer*
    - ▪ *Performed sales and customer service tasks, identified customer needs, theft prevention, cash handling and record keeping*

Awards and Achievements

- o Customer Advocate Medal- Medal for consistently providing excellent customer interactions and service o   T-Mobile In Crowed Winner -Top Performance Award Banquet

Activities:

- **The Stone Foundation**
  - o Assisted in providing healthcare resources and supplies to less fortunate communities in Jamaica
  - o Volunteered during Fund Raising Events
  - o Currently supporting an early childhood education school by providing supplies and resources

- **American Red Cross**
  - o Assisted in providing woman and children with healthcare needs overseas in less fortunate communities

- **The Black Coffee Company**
  - o Providing free financial advice to the community all while supporting local growers and farmers

B C   Branden Cole

M B A / P M P

 

 

 Branden Cole, MBA, PMP

SKILLS

9/10
Organizational Strategy

9/10
Analytical & Technical

9 / 10
Project Management

EDUCATION

Executive MBA – General

Nicholls State University –
Thibodaux, Louisiana
2013-2014

Mechanical Engineering, B.S.

North Carolina Agricultural and Technical State University –
Greensboro, North Carolina
2007-2009

Physics, B.S.

Xavier University of Louisiana – *New Orleans, Louisiana*
2003-2006

ABOUT ME

DE&I champion and engineering professional with 15 years of experience working cross-functionally within and beyond manufacturing settings. Project manager with demonstrable success on key product launch initiatives. Ability to think critically, while prioritizing practicality. Comfortable presenting to Senior Leadership. Specializing in New Product Introduction (NPI)

EXPERIENCE

Senior TPM, SURFACE Repairability

Microsoft – Redmond, Washington, 2022-Present

- Manage Field Replaceable Units (FRUs) to support Device Launch Cycles
- Manage technical processes related to SW integration and testing of service products
- Define and execute new processes to increase efficiency and reduce service product COGS
- Lead a cross-functional team in ensuring a Day 1 launch of repair products and services
- Explore fraud and fraud reduction opportunities related to repair products and services.

Senior Hardware Engineer, SURFACE Repairability

Microsoft – Redmond, Washington, 2017-2022

- Manage manufacturing scrap costs and yield projections leading to 100% on-time launch deliverables
- Engage teams on DOEs for root cause analysis, R&D, and corrective action implementation
- Define and execute process qualifications, ensuring repair readiness pre and post launch
- Drive process improvements with a focus on sustainability and repeatability
- Establish desired EPEAT certification and *Right to Repair* compliance within industry legislation

Quality Engineer, Technician Supervisor

John Deere Thibodaux – Thibodaux, Louisiana, 2016-2017

- Resolve quality assurance issues by facilitating "Quality Improvement Team" weekly sprints
- Address warranty issues through direct customer interaction and corrective action response system
- Supervise four inspectors defining and delegating work, managing production requirements to ensure resources flexibility

Product Design Engineer, Project Manager

John Deere Thibodaux – Thibodaux, Louisiana 2009-2016

- Managed a team of six engineering technicians between three countries to successfully rework seven durability units to production intent, exceeding an eight-month goal by 20% [~$763k recoup savings]
- Delivered results as a continuous improvement Lead Engineer responsible for current product design changes optimized for cost, time, and ease of implementation [$24,720 annual cost savings]
- Facilitated cross-functional team meetings to identify and resolve field and production line issues, immediately delivering these solutions to achieve target machine uptime metrics and support budget management/ cost reduction deliverables